Banco Bradesco S.A.
			Exhibit 6.1

Earnings per share	December 31,
	2015	2014	2013
Weighted average number of preferred shares outstanding (in shares)	2,510,675,124	2,514,701,048	2,515,928,218
10% right for preferred shares	251,067,512	251,470,105	251,592,822
Adjusted weighted average number of preferred shares outstanding (in shares)	2,761,742,636	2,766,171,153	2,767,521,040
Weighted average number of common shares outstanding (in shares)	2,520,790,423	2,520,886,223	2,520,886,223
Total weighted average number of shares outstanding (in shares) (A)	5,282,533,059	5,287,057,376	5,288,407,263
Net income attributable to controlling shareholders (in thousands of reais) (B)	R$ 18,132,906	R$ 15,314,943	R$ 12,395,920
EPS for common shares (B)/(A) = (C)	R$ 3.43	R$ 2.90	R$ 2.34
EPS for preferred shares (C) +10%	R$ 3.78	R$ 3.19	R$ 2.58